Exhibit 12.1

EXCO Resources, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands except ratios)

	Year ended December 31,					Six Months Ended June 30, 2010
	2005	2006	2007	2008	2009
EARNINGS
Income (loss) from continuing operations before provision (benefit) for income taxes	$(176,933)	$228,355	$109,752	$(1,988,504)	$(506,305)	$684,333
Equity method (income) loss	(837)	(1,593)	—	—	69	(5,379)
Fixed charges	46,971	86,557	182,239	167,943	155,234	32,411
Capitalized interest	—	—	—	(3,861)	(5,840)	(6,114)
Total earnings (loss)	$(130,799)	$313,319	$291,991	$(1,824,422)	$(356,842)	$705,251

FIXED CHARGES
Interest expense (1)	$46,089	$84,871	$181,350	$161,638	$147,161	$25,110
Capitalized interest	—	—	—	3,861	5,840	6,114
Interest portion of rental expense	882	1,686	889	2,444	2,233	1,187
Total fixed charges	$46,971	$86,557	$182,239	$167,943	$155,234	$32,411
Ratio of earnings to fixed charges	—	3.6	1.6	—	—	21.8

Computation of Ratio of Earnings to Fixed Charges

Pro Forma

(in thousands except ratios)

	Year ended December 31, 2009	Six Months Ended June 30, 2010
EARNINGS
Income (loss) from continuing operations before provision (benefit) for income taxes	(506,305)	684,333
Incremental interest giving effect to this offering (1)	(27,550)	(13,863)

Adjusted income (loss) from continuing operations before provision (benefit) from income taxes	(533,855)	670,470
Equity method (income) loss	69	(5,379)
Fixed charges	182,784	46,274
Capitalized interest	(5,840)	(6,114)
Total earnings (loss)	$(356,842)	$705,251

FIXED CHARGES
Interest expense (1)	$147,161	$25,110
Capitalized interest	5,840	6,114
Incremental interest giving effect to this offering (1)	27,550	13,863
Interest portion of rental expense	2,233	1,187
Total fixed charges	$182,784	$46,274
Ratio of earnings to fixed charges	—	15.2

(1)	Amortization of debt issuance costs is included in interest expense.